

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 23, 2021

Zachary Kirkhorn
Chief Financial Officer
Tesla, Inc.
13101 Harold Green Road
Austin, TX 78725

Re: Tesla, Inc.
Form 10-K for Fiscal Year Ended December 31, 2020
Filed February 8, 2021
File No. 001-34756
Response Letter Dated April 27, 2021

Dear Mr. Kirkhorn:

We have reviewed your April 27, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 15, 2021 letter.

Form 10-K filed April 30, 2021

Financial Statements
Consolidated Statement of Operations, page 55

1. We note your response in your letter dated April 27, 2021 to our prior comment. You disclose that you earn tradeable credits in the operation of your business for zero-emission vehicles, greenhouse gas, fuel economy and clean fuel. It appears the sales of regulatory credits may be a revenue stream that is distinct from your automotive sales and appears to have a material impact on your consolidated gross margin, automotive sales gross margin and net income. As such, it continues to be unclear why you have chosen to include regulatory credit sales in your presentation of automotive sales on the face of your financial statements and automotive gross margin disclosed outside your financial

statements. Please address the following items regarding your sales of regulatory credits:

- In your response to our comment you state that you "have chosen to combine regulatory credit sales in the "Automotive sales" financial statement line item because: The regulatory credit sales included in the automotive sales revenue line item relate solely to, and are the direct outcome of, the production and sale of our new vehicles". Please provide us with a fulsome analysis that supports your choice to present the sale of regulatory credits within the Automotive sales line item. Specifically address and compare and contrast automotive sales and the sale of regulatory credits. Without limitation, address the nature of the underlying item sold, the timing of when the item is available for internal use and/ to be sold to a third party and the conditions and timing of when you recognize the sale.
- Please quantify for us your sales of other regulatory credits or incentives (e.g. Solar/renewable energy) not included in your Automotive Sales line item of your Statement of Operations.   In addition, clarify for us where sales of non-automotive credits and incentives are presented in the Statement of Operations.   Without limitation, specifically address the Governmental Programs, Incentives and Regulations noted in your disclosures on page 9 and page 73.
- In future filings, expand your Results of Operations in MD&A to separately address the impact the sale of all regulatory credits and incentives had on your gross profit and net income.   You should emphasize that the sales of regulatory credits have no associated cost and the timing of such sales is not necessarily correlated to the actual sales of automobiles.

You may contact Kevin Stertzel at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact John Cash at (202) 551-3768 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing